Exhibit 99.7
FORM OF NOMINEE HOLDER CERTIFICATION
DRYSHIPS INC.
The undersigned, a broker, custodian bank, trustee, depository or other nominee holder of non-transferable subscription rights (the "Rights") to purchase shares of common stock, par value $0.01 per share ("Common Stock") of DryShips Inc. (the "Company") pursuant to the offering of Rights (the "Rights Offering") described and provided for in the Company's prospectus supplement dated August 31, 2017 (the "Prospectus Supplement"), hereby certifies to the Company and American Stock Transfer and Trust Co., LLC, as subscription agent for the Rights Offering, and to Advantage Proxy Inc., as information agent for the Rights Offering, that (i) the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the number of Rights specified below, on the terms and subject to the conditions set forth in the Prospectus Supplement, pursuant to the Basic Subscription Right and the Oversubscription Privilege (as such terms are defined in the Prospectus Supplement), and (ii) to the extent a beneficial owner has elected to subscribe for shares of Common Stock pursuant to the Oversubscription Privilege, such beneficial owner's Basic Subscription Rights have been exercised in full:
	Number of Shares of Common Stock Owned on the Record Date (August 31, 2017)	Number of Rights Exercised Pursuant to Basic Subscription Right	Number of Rights Exercised Pursuant to Oversubscription Privilege
1.
2.
3.
4.
5.

Name of Broker, Custodian Bank, Trustee, Depository or Other Nominee

By:
Authorized Signature
Name:
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Title:
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Provide the following information if applicable:

Depositary Trust Company ("DTC") Participant Number

Participant: ____________________________________________

By:
Authorized Signature
Name:
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Title:
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DTC Basic Subscription Confirmation Number(s)